UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 6)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STANDARD GOLD HOLDINGS, INC.

(Name of Subject Company (Issuer))

STANDARD GOLD HOLDINGS, INC.

(Name of Filing Persons (Issuer))

Convertible Promissory Notes issued January 2, 2011 – November 2, 2011

Warrants to Purchase Common Stock dated evenly with date of corresponding Note

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Sharon Ullman

Chief Executive Officer

Standard Gold Holdings, Inc.

611 Walnut Street

Gadsden, Alabama 35901

Phone: (888) 960-7347

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brinen & Associates, LLC

7 Dey Street, Suite 1503

New York, New York 10007

Phone: (212) 330-8151

Facsimile: (212) 220-0207

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,620,157.56	$357.35

*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Notes has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Notes for the Shares.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

EXPLANATORY NOTE

This Amendment No. 6 is being filed solely to correct the value of the notes tendered (“Original Notes”) in the Tender Offer filed by Standard Gold Holdings, Inc. (“SDGR”). The offering period for the Tender Offer and the withdrawal rights expired at 12:00 A.M. (Eastern time) on August 2, 2013. Issuer Direct, LLC, the Company’s tender offer agent, has advised that the value of $1,724,689 of the Original Notes was tendered by the close of the Tender Offer. Amendment No. 5 was erroneously filed with the incorrect value of $2,624,689 as the Original Notes tendered.

This Amendment No. 6 to the Tender Offer on Schedule TO, filed by SDGR, a Nevada corporation, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2013 (together with any amendments and supplements thereto) and relates to the offer by SDGR to exchange certain of its outstanding unsecured convertible promissory notes (the “Original Notes” or “Eligible Notes”) and accompanying warrants to purchase common stock (the “Original Warrants” or “Eligible Warrants”) for the issuance of restricted common stock for the settlement of the balance of the note (principal and interest as of: June 30, 2013) at $.50/share and the issuance of new warrants to purchase common stock (the “New Warrants”) equal to the number of shares received under the conversion of the Eligible Note, exercisable for two years with an exercise price of $0.25 for the first 180 days following the tender offer and $0.50 thereafter, with substantially the same terms as the Original Warrants except the New Warrants will contain a call provision that may be exercised at $0.80 if the Company’s common stock trades above $0.80 for ten consecutive days and upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 2, 2013 (together with any amendments and supplements thereto) and the Election to Participate (together with any amendments and supplements thereto), which together, constitute the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Standard Gold Holdings, Inc.

By:	/s/ Sharon Ullman
Name:	Sharon Ullman
Title:	Chief Executive Officer

Date: August 6, 2013